AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1999
                                                     REGISTRATION NO. 333-39775


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                      --------------------------


                      AMENDMENT NO. 7 ON FORM S-2
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-3
                        REGISTRATION STATEMENT
                                UNDER
                      THE SECURITIES ACT OF 1933

                      --------------------------


            INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.
        (Exact Name of Registrant as Specified in its Charter)


             COLORADO                              84-0868815
(State or other jurisdiction of      (I.R.S. Employer Identification Number)
incorporation or organization)

                         1597 COLE BOULEVARD
                        GOLDEN, COLORADO 80401
                            (303) 274-8708
                  (Address and Telephone Number of
              Registrant's Principal Executive Office)

                      --------------------------


                   FREDERICK G. BEISSER, SECRETARY
                         1597 COLE BOULEVARD
                        GOLDEN, COLORADO 80401
                            (303) 274-8708
      (Name, Address and Telephone Number of Agent for Service)

                           With Copies To:

                       LESTER R. WOODWARD, ESQ.
                      DAVIS, GRAHAM & STUBBS LLP
                  370 SEVENTEENTH STREET, SUITE 4700
                        DENVER, COLORADO 80202
                            (303) 892-9400

                      --------------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |X| 333-39775

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                       --------------------------

                  CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                          Proposed          Proposed
                                           Shares          maximum           maximum
       Title of each class of               to be      offering price       aggregate        Amount of
   securities to be registered (1)      registered(2)   per share(3)     offering price  registration fee(3)
------------------------------------------------------------------------------------------------------------

Common Stock, no par value per share   200,000 shares     $  .235          $47,000.00         $13.06

============================================================================================================


(1) Issued pursuant to a Settlement Agreement by and between Xcel Associates, Inc. and Integrated Spatial Information Solutions, Inc. dated as of September 22, 1999.

(2) Pursuant to Rule 416 of the Securities Act of 1933, this registration statement also covers such indeterminate number of shares of Integrated Spatial Information Solutions, Inc. common stock as may be issued as a result of stock dividends, stock splits or similar transactions prior to the termination of this registration statement.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low sales prices of the common stock as reported on the OTC Bulletin Board on October 12, 1999.

                    --------------------------


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         EXPLANATORY NOTE

      This registration statement is being filed being filed pursuant to Rule 462(b) under the Securities Act of 1933 ("Rule 462(b)") and includes the registration statement facing page, this page, the signature pages, an exhibit index, an accountants' consent and an opinion of counsel. Pursuant to Rule 462(b), the contents of the registration statement on Form S-3 (File No. 333-39775) of the registrant, including the exhibits thereto (the "Initial Registration Statement"), are incorporated by reference into this registration statement. This registration statement covers the registration of an additional sale by the registrant of an aggregate of $47,000 gross proceeds of common stock for sale by certain stockholders of the registrant in the offering referred to in the Initial Registration Statement.


             INCORPORATION OF INFORMATION BY REFERENCE

      We incorporate by reference the following documents that we have filed with the Securities and Exchange Commission under the Exchange Act:

     o Our Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999.
     o    Our Quarterly Report on Form 10-QSB for the period ended June 30,
          1999.
     o    Our Quarterly Report on Form 10-QSB for the period ended March 31,
          1999.
     o    Our Quarterly Report on Form 10-QSB for the period ended December 31,
          1998.
     o    Our report on Form 8-K filed on July 13, 1999.
     o    Our Definitive Proxy Statement filed on August 4, 1999.

      You should consider all documents that we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to the consummation of sales of our common stock pursuant to this registration statement to be incorporated by reference in this document.

      You should consider any statement contained in this document or incorporated or considered to be incorporated by reference in this document to be modified or superseded for purposes of this document to the extent that a statement contained in a subsequently filed document that also is or is considered to be incorporated by reference in this document modifies or supersedes this statement. You should not consider any statement modified or superseded in this manner except as so modified or superseded, to constitute a part of this document.

      We will provide without charge to each person whom this document is delivered, upon written or oral request of that person, a copy of any and all information that has been incorporated by reference in this document (excluding exhibits unless exhibits are specifically incorporated by reference in the requested documents). Please direct such requests to Frederick G. Beisser, Integrated Spatial Information Solutions, Inc., 1597 Cole Boulevard, Golden, CO 80401, (303) 638 4291.

                            SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, Colorado on the 13 day of October, 1999.

                              INTEGRATED SPATIAL INFORMATION SOLUTIONS, INC.



                              By: /S/ FREDERICK G. BEISSER
                                 ----------------------------------------------
                                  Frederick G. Beisser
                                  Secretary

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURES                               TITLE                               DATE

             *
--------------------------------   President, Chief Executive Officer and        October 13, 1999
John C. Antenucci                  Director (Principal Executive Officer)

/S/ FREDERICK G. BEISSER
--------------------------------   Vice President Finance and                    October 13, 1999
Frederick G. Beisser               Administration, Secretary and Treasurer,
                                   Director (Principal Financial and
                                   Accounting Officer)

             *
--------------------------------   Director                                      October 13, 1999
Jeanne M. Andersen

             *
--------------------------------   Director                                      October 13, 1999
Raymund O'Mara

             *
--------------------------------   Director                                      October 13, 1999
J. Gary Reed



/S/ FREDERICK G. BEISSER
--------------------------------
*Frederick G. Beisser,
Attorney-In-Fact

                           EXHIBIT INDEX



EXHIBIT
NUMBER       DESCRIPTION OF EXHIBITS

4.1* Form of Warrant Certificate to Edward T. Whelan to acquire 30,000 shares with an exercise price of $1.00 per share

4.2* Form of Warrant Certificate to Edward T. Whelan to acquire 20,000 shares with an exercise price of $1.50 per share

5.1*   Opinion of Davis, Graham & Stubbs LLP (including consent)

10.1* Settlement Agreement by and between Xcel Associates, Inc. and Integrated Spatial Information Solutions, Inc., dated as of September 22, 1999.

23.1*  Consent of BDO Seidman, LLP

------------------
*  Filed herewith